EXHIBIT 3.49
ARTICLES OF INCORPORATION
OF
OF NEWCO 1, INC.
     FIRST: The name of the corporation is Newco 1, Inc.
     SECOND: The corporation is authorized to issue up to 5,000 shares of common stock. No holder of shares of common stock or any other securities of the corporation shall be entitled to the pre-emptive right to subscribe for or acquire additional shares of common stock, or any security convertible into or carrying a right to subscribe for or acquire shares.
     THIRD: The post office address of the initial registered office and the business office of the initial registered agent is 1200 Mutual Building, 909 East Main Street, Richmond, Virginia 23219, in the City of Richmond, and the initial registered agent at that address is Michael W. Smith, an individual who resides in the Commonwealth of Virginia and is a member of the Virginia State Bar.
     FOURTH: The number of directors shall be specified in or fixed in accordance with the bylaws of the corporation. In the absence of an applicable bylaw, the number shall be one. The initial director shall be Ronald I. Dozoretz, M.D., 240 Corporate Boulevard, Norfolk, Virginia 23502.
     FIFTH: The corporation shall indemnify an individual made a party to a proceeding because he is or was a director or officer of the corporation against liability incurred in the proceeding unless the liability arises from his willful misconduct or a knowing violation of criminal law. The determination whether a director or officer has met this standard of conduct shall be determined in the manner fixed by statute with respect to statutory indemnification. The corporation may not indemnify (1) in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, or (2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
     The corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if (1) the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct described herein, (2) the director or officer furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification.
     All terms defined in Article 10 of the Virginia Stock Corporation Act, as enacted and in effect on the date of these articles of incorporation, shall have the same meaning when used in this article. In the event that any provision of this article is determined to be unenforceable as being contrary to public policy, the remaining provisions shall continue to be enforced to the maximum extent permitted by law. Any indemnification under this article shall apply to a person who has ceased to have the capacity referred to herein, and may inure to the benefit of the heirs, executors and administrators of such a person.
     Given under my hand this 22nd day of May, 1992.

/s/ John R. Alford, Jr.
John R. Alford, Jr.
Incorporator

ARTICLES OF AMENDMENT
OF THE ARTICLES OF INCORPORATION
OF
NEWCO 1, INC.
     1. The name of the corporation is Newco 1, Inc.
     2. Article FIRST of the articles of incorporation of the corporation is amended to read as follows:
          FIRST: The name of the corporation is First Hospital Panamericano, Inc.
     3. The foregoing amendment was adopted effective as of October 14, 1992 by unanimous consent of the holders of all the issued and outstanding stock of the corporation.
     Dated: February 2, 1993.

NEWCO 1, INC.
By:	/s/ Ronald I. Dozoretz
Ronald I. Dozoretz
President